UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated March 27, 2009	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009	Cameco Corporation
	By:	“Gary M. S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Additional Document Filings
Saskatoon, Saskatchewan, Canada, March 27, 2009  .   .   .   .   .   .   .   .   .   .   .   .
Cameco Corporation (TSX: CCO; NYSE: CCJ) reported today that its annual report on Form 40-F has been filed with the US Securities and Exchange Commission. The document includes Cameco’s audited annual financial statements for the year ended December 31, 2008, a reconciliation of those audited annual financial statements to US GAAP, its management’s discussion and analysis (MD&A), and its Canadian annual information form (AIF).
In addition, Cameco has filed with Canadian securities regulatory authorities its AIF. In February 2009, Cameco filed its audited annual financial statements for the year ended December 31, 2008, a reconciliation of those audited annual financial statements to US GAAP, and its MD&A with Canadian securities regulatory authorities.
These documents are available on Cameco’s website (cameco.com).
Shareholders may obtain hard copies of these documents, including the financial statements, free of charge by contacting:
Cameco Investor Relations
2121-11th Street West
Saskatoon, SK S7M 1J3
Phone: (306) 956-6894
On April 16, 2009, Cameco plans to post on its website the management proxy circular that is being distributed to shareholders of record as of April 3, 2009 for its annual meeting of shareholders on May 27, 2009.
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor & media inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316